UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Glori Energy Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

379606106

(CUSIP Number)

April 14, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☒           Rule 13d-1(c)
☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379606106	Schedule 13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Oxford Bioscience Partners V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 4,103,739
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,196,221
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 4,103,739
WITH	8	SHARED DISPOSITIVE POWER 4,196,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,196,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 379606106	Schedule 13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): mRNA Fund V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 92,482
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,196,221
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 92,482
WITH	8	SHARED DISPOSITIVE POWER 4,196,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,196,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 379606106	Schedule 13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): OBP Management V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,196,221
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 4,196,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,196,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 379606106	Schedule 13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Jonathan Fleming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,196,221
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 4,196,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,196,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 379606106	Schedule 13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Matthew Gibbs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,196,221
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 4,196,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,196,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 379606106	Schedule 13G	Page 7 of 11 Pages

Item 1(a).       Name of Issuer:

Glori Energy Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4315 South Drive
Houston, TX 77053

Item 2(a).	Names of Persons Filing:

This statement is being filed by Oxford Bioscience Partners V L.P. (“OBP V”); mRNA Fund V L.P. (“mRNA V”); OBP Management V L.P. (“OBP V GP”), which is the sole general partner of OBP V and mRNA V; and Jonathan Fleming (“Fleming”) and Matthew Gibbs (“Gibbs”) (collectively, the “General Partners”).  The General Partners are the individual general partners of OBP V GP.  OBP V, mRNA V, OBP V GP and the General Partners are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of OBP V, mRNA V, OBP V GP and the General Partners is Oxford Bioscience Partners, 535 Boylston Street, Suite 402, Boston, MA 02116.

Item 2(c).	Citizenship:

Each of OBP V, mRNA V and OBP V GP is a Delaware limited partnership. Each of the General Partners is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

379606106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.            Ownership.

(a)
Amount Beneficially Owned: OBP V is the record owner of 4,103,739 shares of Common Stock as of April 14, 2014 (the “OBP V Shares”).  mRNA V is the record owner of 92,482 shares of Common Stock as of April 14, 2014 (the “mRNA Shares” and, together with the OBP V Shares, the “Shares”).  As the sole general partner of OBP V and mRNA V, OBP V GP may be deemed to own beneficially the Shares.  As the individual General Partners of OBP V GP, each of the General Partners also may be deemed to own beneficially the Shares.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheet for each Reporting Person are calculated based on 31,934,557 shares of Common Stock reported by the Issuer to be outstanding as of April 15, 2014 on Form S-4 as filed with the Securities and Exchange Commission on April 9, 2014.

CUSIP No. 379606106	Schedule 13G	Page 8 of 11 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Securities except for the shares, if any, such Reporting Person holds of record.

Item 5.           Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.            Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.            Notice of Dissolution of Group.

Not applicable.

Item 10.         Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 379606106	Schedule 13G	Page 9 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:          April 30, 2014

OXFORD BIOSCIENCE PARTNERS V L.P.

By:	OBP Management V L.P.
General Partner

By:	*
Jonathan Fleming
General Partner

MRNA FUND V L.P.

By:	OBP Management V L.P.
General Partner

By:	*
Jonathan Fleming
General Partner

OBP MANAGEMENT V L.P.

By:	*
Jonathan Fleming
General Partner

*
Jonathan Fleming

*
Matthew Gibbs

*By:	/s/ Andrea Costantino
Andrea Costantino
As attorney-in-fact

This Schedule 13G was executed by Andrea Costantino on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 379606106	Schedule 13G	Page 10 of 11 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Glori Energy Inc.

EXECUTED this 30th day of April, 2014.

OXFORD BIOSCIENCE PARTNERS V L.P.

By:	OBP Management V L.P.
General Partner

By:	*
Jonathan Fleming
General Partner

MRNA FUND V L.P.

By:	OBP Management V L.P.
General Partner

By:	*
Jonathan Fleming
General Partner

OBP MANAGEMENT V L.P.

By:	*
Jonathan Fleming
General Partner

*
Jonathan Fleming

*
Matthew Gibbs

*By:	/s/ Andrea Costantino
Andrea Costantino
As attorney-in-fact

This Agreement was executed by Andrea Costantino on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 379606106	Schedule 13G	Page 11 of 11 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Andrea Costantino, with full power to act, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 30th day of April, 2014.

/s/ Jonathan Fleming
Jonathan Fleming

/s/ Matthew Gibbs
Matthew Gibbs